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                         SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                   Under the Securities Exchange Act of 1934

                            LENNOX INTERNATIONAL INC.

                                (Name of Issuer)

                     Common Stock, par value $0.01 per share

                         (Title of Class of Securities)

                                  526107 10 7

                                 (CUSIP Number)


                   Richard W. Booth, c/o Carl E. Edwards, Jr.,
                  2140 Lake Park Blvd., Richardson, Texas 75080
                                 (972) 497-5000

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 1, 2000

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


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CUSIP No. 526107 10 7
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     (1)        Names of Reporting Persons I.R.S. Identification Nos. of Above
                Persons (entities only)

                        Richard W. Booth
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     (2)        Check the Appropriate Box if a Member of a Group

                        (a)     [   ]
                        (b)     [ X ]
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     (3)        SEC Use Only

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     (4)        Source of Funds
                        PF
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     (5)        Check if  Disclosure  of Legal Proceedings is Required Pursuant
                to Items 2(d) or  2(e)
                        [  ]

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     (6)        Citizenship or Place of Organization

                      United States Citizen

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Number of Shares      (7)      Sole Voting Power.           889,886 shares
Bene-ficially Owned   ----------------------------------------------------------
by Each Reporting     (8)      Shared Voting Power        2,089,697 shares
Person With           ----------------------------------------------------------
                      (9)      Sole Dispositive Power       889,886 shares
                      ----------------------------------------------------------
                     (10)      Shares Dispositive Power   2,089,697 shares
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                     (11)      Aggregate Amount Beneficially Owned by Each
                               Reporting Person

                               2,979,583 shares
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                    (12)      Check if the Aggregate Amount in Row (11) Excludes
                              Certain Shares             [  ]
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                    (13)      Percent of Class Represented by Amount in Row (11)
                              5.4%
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                    (14)     Type of Reporting Person (See Instructions)

                             IN
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
                           STATEMENT ON SCHEDULE 13G

     Richard W. Booth hereby amends and supplements his Statement on Schedule 13D as originally filed on August 12, 1999 (the "Original Statement"), with respect to common stock, par value $.01 per share (the "Common Stock"), of Lennox International Inc., a Delaware corporation (the "Company"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

        Item 5 of the Original Statement is hereby amended and supplemented as follows:

        (a)     As  of  November 1, 2000,  Mr.  Booth  beneficially  owned   an
        aggregate   of   2,979,583   shares   of   Common  Stock,  constituting
        approximately 5.4% of the outstanding shares of Common Stock.

        (b)     Mr. Booth directly beneficially owns  709,280  shares of Common
        Stock, constituting approximately 1.3% of the outstanding shares of Common Stock. Mr. Booth has the sole power to dispose of and vote such shares. Mr. Booth is deemed to directly beneficially own an aggregate of 128,136 shares of Common Stock subject to options previously granted by the Company that are currently exercisable. Such shares represent approximately 0.2% of the outstanding shares of Common Stock. In the event Mr. Booth exercises such options, he will have sole power to vote and dispose of the shares issued upon such exercise.

                Mr. Booth may be deemed to indirectly beneficially own 2,036,364 shares of Common Stock owned by the Trusts for the benefit of Anne Zink (the "A.Z. Trusts"). Mr. Booth is a co-trustee of the A.Z. Trusts and in such capacity shares the power to dispose of and vote the Shares held by the A.Z. Trusts. The shares of Common Stock owned by the A. Z. Trusts represent approximately 3.7% of the outstanding shares of Common Stock.

                Mr. Booth may be deemed to indirectly beneficially own 52,470 shares of Common Stock owned by the Anderson GST Exempt Trust for the benefit of David H. Anderson. Mr. Booth is the sole trustee of the Trust and in such capacity has the power to dispose of and vote the Shares held by the Trust. The shares of Common Stock owned by the Trust represents less than .1% of the outstanding shares of Common Stock.

                Mr. Booth may be deemed to indirectly beneficially own 53,333 shares of Common Stock owned by the Richard W. Booth and Anne Booth Charitable Remainder Unitrust ("Charitable Remainder Trust"). Mr. Booth is a co-trustee of the Charitable Remainder Trust and in such capacity shares the power to dispose of and vote the Shares held by the Charitable Remainder Trust. The shares of Common Stock owned by the Charitable Remainder Trust represents less than .1% of the outstanding shares of Common Stock.

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

       (c) On December 10, 1999, Mr. Booth resigned as trustee of the R.B. Trusts for the benefit of Richard W. Booth and, therefore, no longer has the capacity to dispose of or vote the 2,029,731 shares of Common Stock held by such Trusts. In December 1999, options for an additional 10,986 shares of Common Stock were either granted or vested. Since the filing of the Original Statement, Mr. Booth has received quarterly payments in shares of Common Stock for serving as a director of the Company totaling 795 shares.


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

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2000


                                                         /s/ Richard W. Booth
                                                        -----------------------
                                                         Richard W. Booth


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